

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 27, 2017

Via E-mail
Nicol G. Graham
Chief Financial Officer, Treasurer and Secretary
Houston Wire & Cable Company
10201 North Loop East
Houston, Texas 77029

      Re: **Houston Wire & Cable Company**
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 24, 2017
             File No. 1-34361

Dear Mr. Graham:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Martin James

                           Martin James
                           Senior Assistant Chief Accountant
                           Office of Electronics and Machinery